Price Waterhouse LLP
                   100 East Wisconsin Avenue
                           Suite 1500
                      Milwaukee, WI  53202



November 5, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

                      The Diana Corporation

We have read Item 4 of The Diana Corporation's Form 8-K/A
(Amendment No. 2) dated October 15, 1997 and are in agreement with the statements contained in paragraph 4(a) therein, with the following exceptions:

(a)(i) We make no comment regarding the sentences following the first sentence of paragraph 4(a)(i).

(a)(v) We make no comment regarding the actions which management has indicated are being taken to correct the identified weaknesses.

Further, we wish to note that the identified weaknesses reported in paragraph 4(a)(v) were communicated in writing by us to the Audit
Committee.

Yours very truly,

/s/ Price Waterhouse LLP